August 1, 2025

Thrivent ETF Trust

901 Marquette Avenue, Suite 2500

Minneapolis, Minnesota 55402-3211

Ladies and Gentlemen:

We have acted as counsel to Thrivent ETF Trust (the “Trust”) in connection with the registration statement of the Trust on Form N-14 (the “Registration Statement”) being filed by the Trust under the Securities Act of 1933, as amended (the “Act”), relating to the proposed combination of Thrivent Mid Cap Value ETF, a series of the Trust (the “Acquiring Fund”), with Thrivent Mid Cap Value Fund, a series of Thrivent Mutual Funds (the “Target Fund”), and the issuance of shares of beneficial interest of the Acquiring Fund in connection therewith (the “Shares”).

In accordance with the terms of the Agreement and Plan of Reorganization by and among the Trust, on behalf of the Acquiring Fund, Thrivent Mutual Funds, on behalf of the Target Fund and, solely for purposes of Section 9.2 thereof, Thrivent Asset Management, LLC (the “Agreement”), we have examined the following documents:

(a)	The Trust’s Agreement and Declaration of Trust, as amended to date, on file with the office of the Secretary of the Commonwealth of Massachusetts (the “Declaration of Trust”);

(b)	the Trust’s Bylaws, as amended to date; and

(c)	such other documents and records as we have deemed necessary for the purposes of this opinion.

We are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares. In all cases, we have assumed the authenticity of original documents and the conformity to authentic originals of all copies examined by us. In addition, we have also assumed the genuineness of all signatures and the legal capacity of all natural persons.

We have assumed for purposes of this opinion that, prior to the date of the issuance of the Shares, (1) the trustees of the Target Fund and the shareholders of the Target Fund will have taken all action required of them, if any, for the approval of the Agreement and (2) the Agreement will have been duly executed and delivered by each party thereto.

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Based upon and subject to the foregoing, we are of the opinion that, when issued in accordance with the Agreement, the Shares have been duly authorized under Massachusetts law and when sold will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification solely out of the property of the applicable series for all loss and expense of any shareholder of such series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the applicable series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Ropes & Gray LLP
Ropes & Gray LLP